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                              April 8, 2021

       William N. Johnston
       Chief Financial Officer
       TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.
       99 South New York Ave.
       Winter Park, Florida 32789

                                                        Re: TUSCAN GARDENS
SENIOR LIVING COMMUNITIES, INC.
                                                            Post Qualification
Amendment on Form 1-A
                                                            Filed March 26,
2021
                                                            File No. 024-10945

       Dear Mr. Johnston:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 25, 2021 letter.

       Amended Form 1-A filed on March 26, 2021

       Cover Page

   1. We note your response to comment 2 and the statement that the sale of 9,991 shares was
                                                        a "non-arm   s length"
transaction. It is unclear why you state on the cover page that funds from this offering will
be made available to you immediately since you previously raised more than the $2
million minimum "excluding sales to company affiliates." Please revise to clarify.
       Summary, page 8

   2. Please revise to clarify the activities to be undertaken by Sutter Securities Clearing, LLC in connection with
properties, including the "additional $7,500 per additional Company
 William N. Johnston
TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.
April 8, 2021
Page 2
      Property in excess of two diligences." Please revise Sales Commissions in
Item 4 of Part
      I, which currently states "TBD."
Risk Factors, page 17

3. We note your response to comment 1 and the statement that you were unaware of the need to file a fully updated offering statement. Please revise risk factors to address the potential violation of Section 5 of the Securities Act due to the failure to file the updated offering statement.
Exhibits

4. We note your response to comment 3. Please revise the legality opinion to identify and quantify the number of preferred securities being offered and reconcile with the offering statement. In this regard, we note the offering is for $65,009,000; however the opinion references the authority to issue "60,009 Preferred Shares under the Offering."


       Please contact James Lopez at 202-551-3536 with any questions.



                                                            Sincerely,
FirstName LastNameWilliam N. Johnston
                                           Division of Corporation Finance
Comapany NameTUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.
                                           Office of Real Estate & Construction
April 8, 2021 Page 2
cc:       Dr. Laurence J. Pino, Esq
FirstName LastName